UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the “Company”), dated June 4, 2013, announcing that the Company will be trading ex-dividend of a cash dividend of US$0.88 per share on June 5, 2013.

Attached hereto as Exhibit 99.2 is a copy of the press release of the Company, dated June 4, 2013, announcing that the Company has settle a Total Return Swap agreement expiring on June 4, 3013 with 2,000,000 common shares in Seadrill Limited as underlying security.

Attached hereto as Exhibit 99.3 is a copy of the press release of the Company, dated June 20, 2013, announcing that the Company has entered into new contracts for the construction of two high specification jack-up drilling rigs at Dalian Shipbuilding Industry Offshore Co., Ltd.

Attached hereto as Exhibit 99.4 is a copy of the press release of the Company, dated June 26, 2013, announcing that the Company engaged DNB Markets to explore the opportunity to buy up to 116,947,252 shares in Sevan Drilling ASA (“Sevan Drilling”) at NOK 3.95 per share.

Attached hereto as Exhibit 99.5 is a copy of the press release of the Company, dated June 27, 2013, announcing that the Company has increased its ownership in Sevan Drilling to 50.1%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: June 28, 2013

By:  /s/ Georgina Sousa
Georgina Sousa
Secretary

EXHIBIT 99.1
SDRL - Dividend Information

Hamilton, Bermuda, June 4, 2013 - Reference is made to the first quarter 2013 report released on May 28, 2013. Seadrill Limited will be trading ex-dividend of a cash dividend of US$0.88 per share on June 5, 2013.

The record date is June 7, 2013, and the dividend will be paid on or about June 20, 2013.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.2

SDRL - Mandatory notification of trade

Hamilton, Bermuda, June 4, 2013 - Seadrill Limited ("Seadrill") has settled a Total Return Swap agreement (TRS) expiring on June 4, 2013 with 2,000,000 common shares in Seadrill Limited as underlying security. Seadrill has subsequently entered into a new TRS agreement with exposure to 2,000,000 Seadrill Limited common shares. The expiry date for the new TRS is September 4, 2013 and the reference price is NOK241.8794 per share.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.3

SDRL - Seadrill orders two jack-ups for delivery in 2015 and 2016

Hamilton, Bermuda, June 20, 2013 - Seadrill Limited has entered into new contracts for the construction of two high specification jack-up drilling rigs at Dalian Shipbuilding Industry Offshore Co., Ltd. (DSIC Offshore) in China.  The newbuild rigs are scheduled for delivery during the fourth quarter of 2015 and the first quarter of 2016, and the total project price per rig is approximately US$230 million (including project management, capitalized interest, drilling and handling tools, spares and operation preparations), with tail-heavy payment terms.

The two new units will be based on the F&G JU2000E design, with water depth capacity of 400ft and drilling depth of 30,000ft. Seadrill now has in total eight jack-ups under construction at DSIC Offshore of which two are scheduled for delivery in 2013, five in 2015 and one in 2016.

Fredrik Halvorsen, Chief Executive Officer of Seadrill Management Ltd, says in a comment, "These two additional orders highlight our commitment to growing our high specification jack-up fleet.  The jack-up market has traditionally been a shorter term market; however we expect longer term contracts to be executed going forward.  In addition to increased term we expect to see rising dayrates as attrition accelerates amongst an aging global fleet.  These two new orders will increase Seadrill's jack-up fleet to 29 units and strengthen our position as the largest operator of modern high specification drilling units."

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.4

SDRL - Seadrill to explore opportunity to buy up to 50.1% of shares in Sevan Drilling ASA

Hamilton, Bermuda, June 26, 2013 - Seadrill Limited ("Seadrill") has today engaged DNB Markets to explore the opportunity to buy up to 116,947,252 shares in Sevan Drilling ASA ("Sevan Drilling") at NOK 3.95 per share.

This corresponds to an ownership stake of 50% of the shares based on 594,623,436 shares outstanding.

Seadrill is of the opinion that the financing plan proposed by Sevan Drilling on June 19 is value destructive for the shareholders in Sevan Drilling. Subject to a completion of the proposed share purchase Seadrill will seek to propose an alternative and improved financing structure.

If Seadrill is successful in acquiring 50.1% of Sevan Drilling, Seadrill has also the intention to call an extraordinary shareholder meeting. In such a meeting Seadrill will propose a new Board reflecting the new shareholder structure and will also offer shareholders to take over management of the Sevan rigs through a more competitive management agreement.

If Seadrill is not able to acquire 50.1%, Seadrill will consider to dispose of their current stake in Sevan Drilling. The offer will commence as of publication of this notice.

The offer will be open until 22.00 CET today Wednesday 26 June 2013, or when the order is filled. Seadrill reserves the right, at its own discretion, to purchase fewer, more shares or no shares at all.

Shareholders who wish to accept this offer should call DNB Markets on +47 24 16 92 26.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.5

SDRL - Seadrill increases ownership in Sevan Drilling to 50.1%

Hamilton, Bermuda, June 27, 2013 - Seadrill Limited ("Seadrill") issued June 26, a mandatory notification of trade regarding purchase of shares in Sevan Drilling ASA ("Sevan Drilling"). Following the notification Seadrill has today purchased an additional 116,934,875 shares in Sevan Drilling at a price of NOK 3.95 per share.

Following the purchase, Seadrill owns (including shares purchased under forward agreements) 297,893,964 shares in Sevan Drilling, equal to 50.1 per cent of the shares and the votes in Sevan Drilling.

Pursuant to section 6 of the Norwegian Securities Act, Seadrill intends to submit a mandatory offer for all shares outstanding in Sevan Drilling that are not owned by Seadrill.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.